To our shareholders,

Pacific Rim Mining Corp. was forced to make some difficult decisions during the first quarter of fiscal 2009, which when combined with a bear market for commodity-based stocks, have resulted in a notable downturn in the Company’s market capitalization.

In early July, 2008, we curtailed our exploration and investment expenses in El Salvador as it became apparent we were suffering from undue governmental delays in the processing of our El Dorado Environmental Impact Study, the key component required to obtain an exploitation concession (aka mining permit). This decision required that we suspend the El Dorado drilling program that had been in continuous operation since we acquired the project in 2002. It also meant the layoff of a significant number of our El Salvador-based staff.

From the time this announcement was made, to today, we have been working to negotiate a solution to the permitting impasse, and obtain the El Dorado mining permit for which we have met all mandated government requirements. We will utilize all avenues available to us to resolve the issue, which may include pursuing our legal options under El Salvadoran law and international treaties including CAFTA. We want to stress that we have not been denied any of the permits we are seeking. El Salvador is one of the most prospective yet under-explored countries in the world and we continue to pursue our goal of developing El Dorado and possibly future projects into an environmentally safe, economically productive, and socially beneficial mine.

We understand the concern over this situation suffered by our shareholders and thank you for your patience. We assure you that we have done, are doing and will continue to do everything in our power to resolve the permitting issue as early as possible.

During Q1 2009 the Company incurred a loss of $3.3 million and as at July 31, 2008 has an accumulated deficit of $78.0 million. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial uncertainty on the validity of the going concern assumption as presented in the notes to the financial statements.

We encourage you to take the time to read our Management’s Discussion and Analysis and Consolidated Financial Statements, which will provide you with a complete overview of your company’s fiscal 2009 first quarter business and financial conditions and an outlook for the remainder of the fiscal year.

Sincerely,

Tom Shrake	Catherine McLeod-Seltzer
President & CEO	Chairman

September 11, 2008